Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT INSIGHTEC INITIATED PHASE III
PIVOTAL STUDY OF ITS EXABLATE NEURO FOR THE TREATMENT OF
PATIENTS WITH PARKINSON’S DISEASE

Tel Aviv, Israel, May 3, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today, further to its press release dated October 24, 2017, that InSightec Ltd. (“InSightec”) initiated treatment of its first patient in Phase III clinical trial (pivotal study) of the Exablate Neuro for treating dyskinesia symptoms or motor fluctuations of advanced parkinson’s disease patients who have not responded to medication.

The Company holds approximately 89% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (58% on a fully diluted basis) which, in turn, holds approximately 22% of the share capital in InSightec (approximately 19% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Medical Industries through our indirect holdings in InSightec Ltd. and Gamida Cell Ltd.; (ii) Plots in India which are designated for sale (and which were initially designated for residential projects); (iii) Plots in Eastern Europe which are designated for sale (and which were initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com